December 28, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (949)706-6206</u>

Mr. Richard J. Johnson
Chief Financial Officer
Impac Mortgage Holdings, Inc.
1401 Dove Street
Newport Beach, California 92660

> **RE: Impac Mortgage Holdings, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 001-14100**

Dear Mr. Johnson:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 37 – 66</u>

1. Please clarify to us and in future filings the degree of your exposure to subprime mortgages in both your mortgage loans held for investment and through securitizations. Specifically address whether you have exposure to optional payment mortgage loans and if so, quantify the exposure and disclose the dollar amount of interest that has been capitalized related to these mortgage loans for each period presented.

<u>Net Interest Income, pages 46 - 47</u>

2. We note your presentation of adjusted net interest margin, a non-GAAP financial measure. Please tell us and revise future filings to disclose whether you consider adjusted net interest margin to be a measure of operating performance or liquidity, and provide a more detailed description of why you believe that this measure provides relevant and meaningful information about your operating performance or liquidity and how it may be useful to investors and management. Reference is made to Item 10(e) of Regulation S-K. Additionally, explain to us how you determined that the adjustments made to calculate adjusted net interest margin are appropriate in accordance with Item 10(e) of Regulation S-K.

<u>Consolidated Statements of Operations, page F-5</u>

3. We note that a deferred charge has been recorded to eliminate the income tax effect of gains on intercompany mortgage sales and that this deferred charge is being amortized over the life of the related mortgages. Please tell us why you are amortizing this charge to non-interest expense rather than income tax expense.

<u>Consolidated Statements of Cash Flows, page F-8</u>

4. We note your classification of the net change in restricted cash within operating activities. In light of your disclosure that restricted cash consists primarily of cash deposits that will be used as mortgage loan collateral related to the issuance of CMOs, please tell us what consideration you gave to classifying the net change in restricted cash within investing activities along with the net change in CMO collateral.

*   *   *   *

Mr. Richard J. Johnson
Impac Mortgage Holdings, Inc.
December 28, 2006
Page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert F. Telewicz Jr.
Senior Staff Accountant